Exhibit 99.1

Autohome, Inc.

Code of Business Conduct and Ethics

(Adopted by the board of directors of Autohome Inc., as amended and restated on October 31, 2022)

Purpose

This Code of Business Conduct and Ethics, as amended and restated on October 31, 2022 (the “Code”) contains general guidelines for conducting the business of Autohome, Inc. and each of its subsidiaries and controlled entities (collectively, the “Company”) consistent with the highest standards of business ethics, and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, we adhere to these higher standards.

This Code is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

•	compliance with applicable laws, rules and regulations;

•	prompt internal reporting of violations of the Code; and

•	accountability for adherence to the Code.

Applicability

This Code applies to all of the directors, officers and employees of the Company, whether they work for the Company on a full-time, part-time, consultative, contract, secondment or temporary basis (each an “employee” and collectively, the “employees”).

Certain provisions of the Code apply specifically to our chairman, chief executive officer, chief financial officer, controller, vice presidents and any other persons who perform similar functions for the Company (each, a “senior officer,” and collectively, “senior officers”).

The Board of Directors of the Company (the “Board”) has appointed the chief financial officer as the Compliance Officer for the Company. If you have any questions regarding the Code or would like to report any violation of the Code, please contact the Compliance Officer.

The Code was adopted by the Board on October 31, 2022, and has superseded and replaced all the prior effective Code of Business Conduct and Ethics.

Conflicts of Interest

Identifying Conflicts of Interest

A conflict of interest occurs when an employee’s private interest interferes, has the potential to interfere or appears to interfere, in any way with the interests of the Company. You should actively avoid any private interest, relationship or dealings that may influence your ability to act in the interests of the Company or that may make it difficult to perform your work objectively and effectively. In general, the following should be considered conflicts of interest:

•	Competing Business. No employee may be employed by a business that competes with the Company or deprives it of any business.

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Corporate Opportunity. No employee should use corporate property, information or his/her position with the Company to secure a business opportunity that may otherwise be available to the Company. If you discover a business opportunity that is in the Company’s line of business, through the use of the Company’s property, information or position with the Company, you must first present the business opportunity to the Company and obtain the prior consent from the Compliance Officer before pursuing the opportunity in your individual capacity, provided that, even with the consent from the Compliance Officer, the pursuit of such opportunity will not give rise to any actual, potential or perceived conflict of interest.

•	Financial Interests.

(i)

No employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse, de facto partner or other family member, in any other business or entity if such interest adversely affects the employee’s performance of duties or responsibilities to the Company, or requires the employee to devote time or attention to those interests during such employee’s working hours at the Company;

(ii)	No employee may hold any ownership interest in a privately-held company that is in competition with the Company;

(iii)

An employee may hold up to but no more than 5% ownership interest in a publicly traded company that is in competition with the Company; provided that if the employee’s ownership interest in such publicly traded company increases to more than 5%, the employee must immediately report such ownership to the Compliance Officer;

(iv)

No employee may hold any ownership interest in a company that has a business relationship with the Company if such employee’s duties at the Company include managing, influencing or supervising the Company’s business relations with that company; and

(v)

Notwithstanding other provisions of this Code, a director or an immediate family member of such director (collectively for the director and his/her family member(s), “Director Affiliates”) or a senior officer or an immediate family member of such senior officer (collectively for the senior officer and his/her family member(s), “Officer Affiliates”) may continue to hold his/her investment or other financial interest in a business or entity (an “Interested Business”) that:

(1) was made or obtained either (x) before the Company invested in or otherwise became interested in or commenced doing business with such business or entity; or (y) before the director or senior officer joined the Company (for the avoidance of doubt, regardless of whether the Company had or had not already invested in or otherwise become interested in such business or entity at the time the director or senior officer joined the Company); or

(2) may in the future be made or obtained by the director or senior officer, provided that at the time such investment or other financial interest is made or obtained, the Company has not yet invested in or otherwise become interested in such business or entity;

provided that:

(a) such director or senior officer shall disclose such investment or other financial interest to the Board and such investment does not adversely affect the director or senior officer’s performance of duties or responsibilities to the Company, or require the director or senior officer to devote time or attention during the director or senior officer’s working hours at the Company;

(b) an interested director or senior officer shall refrain from participating in any discussion among senior officers of the Company relating to an Interested Business and shall not be involved in any proposed transaction between the Company and an Interested Business; and

(c) before any Director Affiliate or Officer Affiliate (i) invests, or otherwise acquires any equity or other financial interest, in a business or entity that is in competition with the Company; or (ii) enters into any transaction with the Company, the related director or senior officer shall obtain prior approval from the Audit Committee of the Board (the “Audit Committee”).

For purposes of this Code, a company or entity is deemed to be “in competition with the Company” if it competes with the Company’s online automobile advertising and information services and/or any other business in which the Company is currently engaged or will be engaged from time to time.

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Loans or Other Financial Transactions. No employee may obtain or provide loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material actual or potential customer, supplier or competitor of the Company. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions.

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Service on Boards and Committees and other Outside Positions. No employee should serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests reasonably could be expected to conflict with those of the Company without obtaining prior approval from the Audit Committee before accepting any such board or committee position. An employee must not accept any other position or employment; (i) with another organization that has business dealings with the Company and the employee is in a position to influence the Company’s arrangements with that organization and (ii) without the prior approval of the Audit Committee. The Company may revisit its approval of any such position at any time to determine whether service in such position is still appropriate.

It is difficult to list all of the ways in which a conflict of interest may arise, and we have provided only a few, limited examples. If you are faced with a difficult business decision that is not addressed above, ask yourself the following questions:

•	Is it legal?

•	Is it honest and fair?

•	Is it in the best interests of the Company?

Disclosure of Conflicts of Interest

The Company requires that employees fully disclose any situations that reasonably could be expected to give rise to a conflict of interest. If you suspect that you have a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must report it immediately to the Compliance Officer. Conflicts of interest may only be waived by the Board or the Audit Committee and will be promptly disclosed to the public to the extent required by law.

Family Members and Work

The actions of family members outside the workplace may also give rise to conflicts of interest because they may influence an employee’s objectivity in making decisions on behalf of the Company. If a member of an employee’s family is interested in doing business with the Company, the criteria as to whether to enter into or continue the business relationship, and the terms and conditions of the relationship, must be no less favorable to the Company compared with those that would apply to a non-relative seeking to do business with the Company under similar circumstances.

Employees should report any situation involving family members that could reasonably be expected to give rise to a conflict of interest to their supervisor and the Compliance Officer. For purposes of this Code, “family members” or “members of your family” include your spouse or de facto partner, brothers, sisters, parents, in-laws and children.

Gifts and Entertainment

The giving and receiving of modest gifts or entertainment may be considered common business practice. Appropriate business gifts and entertainment in compliance with applicable laws, regulations and policies are welcome courtesies designed to build relationships and understanding among business partners. However, gifts and entertainment should never compromise, or appear to compromise, your ability to make objective and fair business decisions.

It is the responsibility of employees to use good judgment in this area. As a general rule, employees may give or receive gifts or entertainment to or from customers or suppliers only if the gift or entertainment is in compliance with applicable laws, regulations and policies, of modest quantity and value, and could not be viewed as an inducement to any particular business decision. All gifts and entertainment expenses made on behalf of the Company must be properly accounted for on statements of account.

We encourage employees to submit gifts received to the Company. While it is not mandatory to submit small gifts, gifts of over USD100 must be submitted immediately to the specific department of the Company.

The Company’s business conduct is founded on the principle of “fair transaction.” Therefore, no employee may make, receive or otherwise be involved in, directly or indirectly (for example by using a third party agent) kickbacks, bribes, secret unjustified or inflated commissions or any other personal benefits. This means that employees must not offer, promise, make, authorize, request or accept payment of cash or cash equivalent or anything of value, either directly or indirectly to:

•	improperly influence the judgment or conduct of a customer, supplier of competitor;

•	improperly influence a decision or gain a benefit from, any government official, government agency, political party or candidate for political office;

•	gain an improper advantage or induce a person to act illegally or dishonestly to corrupt the decision making process; or

•	reward improper performance.

FCPA Compliance

The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits offering, promising, giving or authorizing anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. A violation of FCPA not only violates the Company’s policy but is also a civil or criminal offense under the FCPA.

No employee shall offer, promise, give or authorize directly or indirectly any illegal gift or payments to government officials of any country. While the FCPA does, in certain limited circumstances, allow nominal “facilitating payments” to be made, the Company strictly prohibits any such payments in any country.

Protection and Use of Company Assets

Employees should protect the Company’s assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on the Company’s profitability. The use of the funds or assets of the Company, whether for personal gain or not, for any unlawful or improper purpose is strictly prohibited.

To ensure the protection and proper use of the Company’s assets, each employee must:

•	exercise reasonable care to prevent theft, damage or misuse of Company property;

•	promptly report the actual or suspected theft, damage or misuse of Company property;

•	safeguard all electronic programs, data, communications and written materials from inadvertent access by others; and

•	use Company property only for legitimate business purposes.

The Company prohibits political contributions (directly or through trade associations) by any employee on behalf of the Company. Prohibited political contribution activities include:

•	any contributions of the Company’s funds or other assets for political purposes;

•	encouraging individual employees to make any such contribution; and

•	reimbursing an employee for any political contribution.

Intellectual Property and Confidentiality

All inventions, creative works, computer software, and technical or trade secrets developed by an employee in the course of performing the employee’s duties or primarily through the use of the Company’s materials and technical resources while working at the Company, shall be the property of the Company.

The Company maintains a strict confidentiality policy. During an employee’s term of employment, the employee shall comply with any and all written or unwritten rules and policies concerning confidentiality and shall fulfill the duties and responsibilities concerning confidentiality applicable to the employee.

In addition to fulfilling the responsibilities associated with his/her position in the Company, an employee shall not, without first obtaining approval from the Company, disclose, announce or publish trade secrets or other confidential business information of the Company, nor shall an employee use such confidential information outside the course of his/her duties to the Company.

Even outside the work environment, an employee must maintain vigilance and must not disclose important or confidential information regarding the Company or its business, customers or employees.

An employee’s duty of confidentiality with respect to the confidential information of the Company survives the termination of such employee’s employment with the Company for any reason until such time as the Company discloses such information publicly or the information otherwise becomes available in the public sphere through no fault of the employee.

Upon termination of employment, or at such time as the Company requests, an employee must return to the Company all of its property without exception, including all forms of medium containing confidential information, and may not retain duplicate materials.

Information Privacy

The Company respects and protects the personal and commercial information of customers, partners, suppliers and other third parties, and has formulated a series of internal guidelines in accordance with relevant laws and regulations to protect such information. Employees should understand and comply with the relevant requirements of laws, regulations and internal guidelines in relation to such information privacy. If you have any questions, please contact the Compliance Officer or the legal department.

Accuracy of Financial Reports and Other Public Communications

Upon the completion of the IPO, the Company will be required to report its financial results and other material information about its business to the public and the SEC. It is the Company’s policy to promptly disclose accurate and complete information regarding its business, financial condition and results of operations. Employees must strictly comply with all applicable standards, laws, regulations and policies for accounting and financial reporting of transactions, estimates and forecasts. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

Employees should be on guard for, and promptly report, any possibility of inaccurate or incomplete financial reporting. Particular attention should be paid to:

•	financial results that seem inconsistent with the performance of the underlying business;

•	transactions that do not seem to have an obvious business purpose; and

•	requests to circumvent ordinary review and approval procedures.

The Company’s senior officers and other employees working in the Finance Department have a special responsibility to ensure that all of the Company’s financial disclosures are full, fair, accurate, timely and understandable. Any practice or situation that might undermine this objective should be reported to the Compliance Officer.

Employees are prohibited from directly or indirectly taking any action to coerce, manipulate, mislead or fraudulently influence the Company’s independent auditors for the purpose of rendering the financial statements of the Company materially misleading. Prohibited actions include but are not limited to those actions taken to coerce, manipulate, mislead or fraudulently influence an auditor:

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to issue or reissue a report on the Company’s financial statements that is not warranted in the circumstances (due to material violations of U.S. GAAP, generally accepted auditing standards or other professional or regulatory standards);

•	not to perform audit, review or other procedures required by generally accepted auditing standards or other professional standards;

•	not to withdraw an issued report; or

•	not to communicate matters to the Audit Committee.

Company Records

Accurate and reliable records are crucial to the Company’s business and form the basis of its earnings statements, financial reports and other disclosures to the public. The Company’s records are the source of essential data that guides business decision-making and strategic planning. Company records include, but are not limited to, operating data, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, evaluation and performance records, electronic data files and all other records maintained in the ordinary course of our business.

All Company records must be complete, accurate and reliable in all material respects. There is never an acceptable reason to make false or misleading entries. Undisclosed or unrecorded funds, payments or receipts are strictly prohibited. You are responsible for understanding and complying with the Company’s record keeping policy. Contact the Compliance Officer if you have any questions regarding the record keeping policy.

Compliance with Laws and Regulations

Each employee has an obligation to comply with the laws of the cities, provinces, regions and countries in which the Company operates. This includes, without limitation, laws covering bribery and kickbacks, patent, copyrights, trademarks and trade secrets, information privacy, insider trading, offering or receiving gratuities, employment harassment, environmental protection, occupational health and safety, false or misleading financial information, misuse of corporate assets and foreign currency exchange activities. Employees are expected to understand and comply with all laws, rules and regulations that apply to your position at the Company. If any doubt exists about whether a course of action is lawful, you should seek advice immediately from the Compliance Officer.

Discrimination and Harassment

The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment based on race, ethnicity, religion, gender, age, health condition, national origin or any other protected class. For further information, you should consult the Compliance Officer.

Health and Safety

The Company strives to provide employees with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for other employees and third parties by following environmental, safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted.

Each employee is expected to perform his/her duty to the Company in a safe manner, free of the influences of alcohol, illegal drugs or other controlled substances. The use of illegal drugs or other controlled substances in the workplace is prohibited.

Violations of the Code

All employees have a duty to report any known or suspected violation of this Code, including any violation of laws, rules, regulations or policies that apply to the Company. Reporting a known or suspected violation of this Code by others will not be considered an act of disloyalty, but an action to safeguard the reputation and integrity of the Company and its employees.

If you know of or suspect a violation of this Code, it is your responsibility to immediately report the violation to the Compliance Officer, who will work with you to investigate your concern. All questions and reports of known or suspected violations of this Code will be treated with sensitivity and discretion. The Compliance Officer and the Company will protect your confidentiality to the extent possible, consistent with the law and the Company’s need to investigate your concern.

It is the Company’s policy that any employee who violates this Code will be subject to appropriate disciplinary action, which may include termination of employment, based upon the facts and circumstances of each particular situation. Your conduct as an employee of the Company, if it does not comply with the law or with this Code, can result in serious consequences for both you and the Company.

The Company strictly prohibits retaliation against an employee who, in good faith, seeks help or reports known or suspected violations. An employee threatening or inflicting reprisal or retaliation against another employee for reporting a known or suspected violation will be subject to disciplinary action which may include termination of employment.

Waivers of the Code

Waivers of this Code will be granted on a case-by-case basis and only in extraordinary circumstances. Waivers of this Code may be made only by the Board, or the appropriate committee of the Board, and will be promptly disclosed to the public to the extent required by applicable laws, regulations and rules of the SEC.

Conclusion

This Code contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If you have any questions about these guidelines, please contact the Compliance Officer. We expect all employees to adhere to these standards. Each employee is separately responsible for his/her actions. Conduct that violates the law or this Code cannot be justified by claiming that it was ordered by a supervisor or someone in higher management. If you engage in conduct prohibited by the law or this Code, you will be deemed to have acted outside the scope of your employment. Such conduct will subject you to disciplinary action, which may include termination of employment.

Each subsidiary and controlled entity of the Company shall prepare comprehensive and concrete rules to implement this Code based on its own situations and needs. All employees should read, familiarize with and abide by this Code and the Company’s rules and guidelines made in accordance with this Code.

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